UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 2, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

LifeVantage Corporation

File No. 001-35647 - CF#29743

LifeVantage Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 9, 2013, and amended on May 24, 2013.

Based on representations by LifeVantage Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through	September 28, 2013
Exhibit 10.2	through	May 9, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary